List of Subsidiaries

Name of Subsidiary	Country of Incorporation	Percentage Ownership
Given Imaging Pty. Ltd.	Australia	100
Given Imaging, Inc.	United States	100
Given Imaging s.a.s.	France	100
Given Imaging GmbH	Germany	100
Given Imaging B.V.	Netherlands	100
Given Imaging K.K.	Japan	56
Given Imaging (Asia-Pacific) PTE Ltd.	Singapore	100
Endonetics, Inc.	United States	100